**VENECREDIT SECURITIES, INC.**

**(A Wholly-Owned Subsidiary of VBT Holdings, LTD)**

Miami, Florida

(S.E.C. I.D. No. 8-53425)

**FINANCIAL STATEMENTS AND SUPLEMENTARY INFORMATION**

December 31, 2017

VENECREDIT SECURITIES, INC.

(A Wholly-Owned Subsidiary of VBT Holdings, LTD)

Miami, Florida


FINANCIAL STATEMENTS AND SUPLEMENTARY INFORMATION

December 31, 2017


CONTENTS

**ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 604,855 |
| Interest-bearing deposits | | 267,985 |
| Deposit with clearing organization (restricted) | | 100,000 |
| Trading assets, at fair value | | 3,506,151 |
| Prepaid expenses and other assets | | 342,017 |
| Fixed assets, net | | 4,620 |
| | | |
| | $ | 4,825,628 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

Liabilities

| | | |
|---|---|---:|
| Accrued commission expense (related party) | $ | 117,527 |
| Accrued expenses and other liabilities | | 21,611 |
| Total Liabilities | | 139,138 |

Stockholder's equity

| | |
|---|---:|
| Common stock, $1 par value; 1,000,000 shares, | |
| authorized 1,000,000 shares issued and outstanding | 1,000,000 |
| Retained earnings | 3,686,490 |
| Total stockholder's equity | 4,686,490 |
| | |
| | $ 4,825,628 |

See accompanying notes to financial statements.

**Revenue:**

| | |
|---|---:|
| Commissions | $ 1,527,846 |
| Administrative fees | 502,100 |
| Interest income | 92,414 |
| Loss on trading securities, net | (23,595) |
| Other income | 98,503 |
| | 2,197,268 |

**Expenses:**

| | |
|---|---:|
| Compensation and benefits | 660,351 |
| Commission expense | 494,305 |
| Professional services | 79,657 |
| Clearing fees | 94,724 |
| Occupancy and equipment | 108,933 |
| Insurance | 81,908 |
| Other | 104,482 |
| | 1,624,360 |

| | |
|---|---:|
| **Income before income taxes** | 572,908 |
| Income tax expense | 215,468 |
| **Net income** | $ 357,440 |

See accompanying notes to financial statements.

|  | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| Balance at January 1, 2017 | $ 1,000,000 | $ 3,329,050 | $ 4,329,050 |
| Net income | - | 357,440 | 357,440 |
| Balance at December 31, 2017 | $ 1,000,000 | $ 3,686,490 | $ 4,686,490 |

**Cash flows from operating activities**

| | | |
|---|---|---:|
| Net income | $ | 357,440 |
| Adjustments to reconcile net income to net cash from operating activities: | | |
| Depreciation | | 6,879 |
| Trading Assets: | | |
| Sales | | 165,307 |
| Maturities | | 4,479,483 |
| Purchases | | (5,862,873) |
| Changes in assets and liabilities | | |
| Interest-bearing deposits | | 764,588 |
| Prepaid expenses and other assets | | (210,543) |
| Accrued commission expense | | (1,929) |
| Accrued expenses and other liabilities | | (36,018) |
| Net cash from operating activities | | (337,666) |

**Cash flows from investing activities**

| | | |
|---|---|---:|
| Capital expenditures | | (4,885) |
| Net cash from investing activities | | (4,885) |
| | | |
| Net change in cash and cash equivalents | | (342,551) |
| | | |
| Cash and cash equivalents at beginning of year | | 947,406 |
| | | |
| **Cash and cash equivalents at end of year** | $ | 604,855 |

Supplemental disclosure:

| | | |
|---|---|---:|
| Income taxes paid | $ | 255,862 |

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:  Venecredit Securities, Inc. (the Company) was formed in May 2001 and is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission (SEC).  The Company commenced operations in March 2002.  The Company is a wholly-owned subsidiary of VBT Holdings, LTD.  The Company offers traditional securities transaction and brokerage services to its customers.  The Company clears all of its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York (Pershing). The Company is a member of and is regulated by the Financial Industry Regulatory Authority (FINRA).  The Company primarily operates in South Florida and Venezuela.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Statement of Cash Flows:  The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and due from banks for purposes of the statement of cash flows.

Interest-Bearing Deposits:  Interest-bearing deposits mature within one year and are carried at cost.

Trading Assets: The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings.  Interest and dividends are included in net interest income.

Cost Method Investment: The Company holds an investment in a limited partnership and accounts for it using the cost method of investment. The security is periodically assessed for impairment.

Revenue Recognition:  Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk:  The Company, under the correspondent clearing agreement with its clearing agent, has agreed to indemnify the clearing agent from damages or losses resulting from customer transactions.  The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts.  There were no accounts with margin balances as of December 31, 2017.  Since its inception, the Company has never been required to make a payment under this indemnification.  In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity.  Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity.

Fair Value of Financial Instruments:  The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and due to brokers), approximate their fair value because of the short maturity of the instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Concentrations of Credit Risk:  As of December 31, 2017, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. The Company also engages in trading activity with various counterparties that are mostly financial institutions in the United States.  As more fully disclosed in Note 3, the Company has a trading security portfolio with significant concentration risk in fixed income securities (corporate bonds). Management believes there is no significant risk of loss or counterparty risk on these financial instruments.

Most of the Company's business activity is with customers domiciled in Venezuela.  Therefore, the Company's exposure to any future credit and liquidity risks is significantly affected by changes in the economy and political stability of Venezuela.

Transfers of Financial Assets:  Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished.  Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies:  Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.  Management does not believe there are presently such matters that will have a material effect on the financial statements.

Income Taxes:  Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities.  Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.  The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.  For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There were no material unrecognized tax positions at December 31, 2017.

In the event that the Company recognizes interest and/or penalties related to income tax matters, these are included in income tax expense in the accompanying statement of operations.

Newly Issued and not yet Effective Accounting Standards: In May 2014 the FASB amended existing guidance related to revenue from contracts with customers. This amendment supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. In addition, this amendment specifies the accounting for some costs to obtain or fulfill a contract with a customer. These amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods with that reporting period.  Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods with that period.

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

The amendments should be applied retrospectively to all periods presented or retrospectively with the cumulative effect recognized at the date of initial application. The Company's interest income is outside the scope of this amendment. The Company performed an assessment of commissions and other revenue streams that are within the scope of this amendment, and determined that the adoption of this amendment will not have a material effect on the Company's operating results or financial condition

In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date (1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis: and (2) A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. These amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted for all entities upon issuance. Lessees (for capital and operating leases) and lessors (for sale-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statement. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The adoption of this standard is not expected to have a material effect on the Company's operating results or financial condition.

**NOTE 2- FULLY- DISCLOSED CLEARING AGREEMENT**

In 2001, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2017, the Company had $100,000 of cash on deposit to satisfy this requirement and this is included in the statement of financial condition as deposit with clearing organization (restricted). Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

## NOTE 3 – TRADING ASSETS AND CONCENTRATIONS OF CREDIT RISK

As of December 31, 2017 securities owned were as follows:

**US Corporate Bonds:**

| | | |
|---|---:|---:|
| JP Morgan Chase | $ | 299,976 |
| AT&T | | 105,300 |
| Kraft Foods | | 82,261 |
| Sysco Corp | | 189,669 |
| Comcast | | 104,537 |
| Mcdonalds | | 5,030 |
| Mattel | | 49,813 |
| Goldman Sachs | | 30,316 |
| Merrill Lynch | | 91,375 |
| Bank of America | | 45,537 |
| Boeing | | 299,181 |
| Ford | | 202,036 |
| General Electric | | 78,071 |
| General Motors | | 70,263 |
| Qualcomm | | 299,520 |
| General Electric | | 56,836 |
| Kraft Heinz Foods | | 299,991 |
| Citigroup | | 50,031 |
| Western Union | | 40,359 |
| Kraft Foods | | 76,880 |
| Societe Generale | | 150,624 |
| General Motors | | 20,208 |
| Monsanto | | 95,865 |
| Stanley Black and Decker | | 45,136 |
| Citigroup | | 199,790 |
| Hyundai Capital | | 54,866 |
| General Motors | | 80,019 |
| Bank of America | | 26,894 |
| AT&T | | 42,380 |
| Duke Energy | | 259,908 |
| Diageo Cap | | 3,188 |
| | | 3,455,860 |

**Equities:**

| | | |
|---|---:|---:|
| Facebook | | 50,291 |
| | | 50,291 |
| | $ | 3,506,151 |

The proceeds from sales of trading securities and the associated gains and losses are listed below:

| | | |
|---|---:|---:|
| Proceeds | $ | 165,307 |
| Gross gains | | 7,196 |
| Gross losses | | - |

**NOTE 4 – INVESTMENT IN BBH LIMITED PARTNERSHIP**

As of December 31, 2017, the Company had invested a total of $295,732 in BBH Capital Partners V, L.P. The Company still has a commitment of investment for additional $704,268 on this Limited Partnership that will be made at the discretion of the Managers of the fund. For purposes of the computation of Net Capital pursuant to Rule 15c3-1 this investment is treated as a non-allowable asset.

**NOTE 5 – FAIR VALUE**

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  There are three levels of inputs that may be used to measure fair values.

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

> Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

> Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of equity securities outstanding as of December 31, 2017 are determined by obtaining quoted market prices (Level 1).

The fair values of corporate bonds outstanding as of December 31, 2017 are determined by obtaining quoted market prices that are not recent or active, fair values are calculated based on inputs that are observable and corroborated by market data of the identical asset (Level 2).

The carrying amounts, which approximate the estimated fair value because of their short maturity, for cash and cash equivalents of $604,855 interest bearing deposits and deposits with clearing organization of $367,985, are considered Level 1 inputs.

The carrying amounts, which approximate the estimated fair value because of their short maturity, for accrued commission expense of $117,527 and accrued expenses and other liabilities of $21,611 are considered Level 1 inputs.

**NOTE 6 - INCOME TAXES**

Income tax expense for the period ended December 31, 2017 was as follows.

| | | |
|---|---|---:|
| Current | $ | 215,468 |
| Deferred | | - |
| | $ | 215,468 |

Period end deferred tax assets (liabilities) was due to the following:

| | | |
|---|---|---:|
| Deferred tax assets: | | |
| Deferred Rent | $ | 6,778 |
| Other | | 717 |
| | | |
| Deferred Tax Liabilities: | | |
| Fixed Assets Depreciation | | (3,411) |
| | | |
| Total Net Deferred Tax Asset | $ | 4,084 |

The federal statutory rate for the Company is 34%. Effective tax rates differ from the federal statutory rate applied to financial statement income due to the effect of state income taxes and other miscellaneous items.

The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is not subject to examination by taxing authorities for years prior to 2014.

On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act includes significant changes to the U.S. corporate income tax system including a federal corporate rate reduction from 35% to 21%. A majority of the provisions in the Tax Act are effective January 1, 2018. The Tax Act had an immaterial impact on income tax expense because the Company's net deferred tax asset is immaterial.

## NOTE 7 – LEASES

The Company subleases a portion of the operating lease on a month by month basis and recognizes the income as an offset to occupancy expenses in the accompanying statement of operations.

Estimated future rent commitments under the non-cancelable operating lease at December 31, 2017 were as follows:

| Year ending | Amount |
|---|---|
| 2018 | 107,117 |
| 2019 | 110,330 |
| | $ 217,447 |

Rent expense was $94,393 for the year ended December 31, 2017 net of sublease payments of $20,131.

## NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is a member of a group of companies affiliated through common ownership and management. During 2017, the Company earned approximate $236,365 from commissions derived from trades involving these companies under the same control.

At December 31, 2017, there are no amounts due from and approximately $117,527 due to companies within the common ownership group.

During 2017, the Company recorded an expense of $485,219 related to commission referrals to the parent company.

## NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2017, the Company had net capital of $4,248,221 which was $4,148,221 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .0328 to 1 at December 31, 2017.

**SUPPLEMENTARY INFORMATION**

| | |
|---|---:|
| Total stockholder's equity | $ 4,686,490 |
| **Deductions and/or charges** | |
| Net fixed assets | (4,620) |
| Other non-allowable assets | (343,390) |
| Net capital before haircuts on securities | 4,338,480 |
| Haircuts on securities | (90,259) |
| Net capital | $ 4,248,221 |
| **Aggregate indebtedness** | |
| Items included in statement of financial condition | |
| Accrued commissions | $ 117,527 |
| Accrued expenses and other liabilities | 21,611 |
| Total aggregate indebtedness | $ 139,138 |
| Aggregate indebtedness to net capital | 3.28% |
| **Computation of basic net capital requirement** | |
| Minimum net capital required | $ 100,000 |
| Net capital | 4,248,221 |
| Excess net capital | $ 4,148,221 |
| Excess net capital at 100% (net capital less 120% of minimum dollar net capital requirement) | $ 4,128,221 |

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2017 unaudited FOCUS Part IIA filings submitted on January 24, 2018.

**Exemptive Provisions**

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.   (k)(1) - $2,500 capital category as per Rule 15c3-1                              _____

B.   (k)(2)(i) - "Special Account for the Exclusive Benefit
       of Customers" maintained                                                            _____

C.   (k)(2)(ii) - All customer transactions cleared through another
       broker-dealer on a fully disclosed basis
     Name of clearing firm:  Pershing Advisor Solutions LLC                        ____X____

D.   (k)(3) - Exempted by the order of the Commission                              _____